Jason Duffy Vice President	Insurance & Risk Management FMR LLC 82 Devonshire Street, F3D, Boston, MA City, 02109-3614 Phone: 617-563-9480: Fax: 617-385-0811 jason.duffy@fmr.com

June 24, 2014

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW

Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC) Rule 17g Compliance Filing

Fidelity Bond Coverage Period: July 1, 2013 -July 1, 2014

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $70,000,000 excess of $150,000,000 in coverage:

London: Syndicates ACE AGM 2488

Policy No: B080113017P13 (Equity and High Income Funds)

Policy No: B080113011P13 (Fixed Income & Asset Allocation Funds) Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company

Policy No: 87153213B (Equity and High Income Funds)

Policy No: 87153113B (Fixed Income & Asset Allocation Funds) Participation: $15M part of $70M x $150M

Federal Insurance Company (Chubb)

Policy No: 81906761 (Equity and High Income Funds)

Policy No: 82179281 (Fixed Income & Asset Allocation Funds) Participation: $5M part of $70M x $150M

XL Specialty Insurance Company

Policy No: ELU130363-13 (Equity and High Income Funds)

Policy No: ELU130364-13 (Fixed Income & Asset Allocation Funds) Participation: $10M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is

0000880195-13-000825.

Sincerely,

Jason R. Duffy

Enc.

Lloyd's Policy

We, Underwriting Members of the Syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as 'the Underwriters'), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the Premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his Syndicate's proportion of any such Loss and of any such Expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured's representative on application to Lloyd's Policy Signing Office, quoting the Lloyd's Policy Signing Office number and date or reference shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In WitneSS whereof the General Manager of Lloyd's Policy Signing Office has

signed this Policy on behalf of each of Us.

LLOYD'S POLICY SIGNING OFFICE General Manager

If this policy (or any subsequent endorsement) has been produced to you in electronic form, the original document is stored on the Insurer's Market Repository to which your broker has access.

J(A) NMA2421 (3/1/95) Form approved by Lloyd's Market Association

WILLIS EXCESS FINANCIAL LINES POLICY
Please read this Policy carefully.
SCHEDULE
PolicyNumber: B080113017P13
Item 1:	Insured:	Fidelity Equityand High Income Funds
	Principal Address:	c/o FMR LLC
82 Devonshire Street F3D,
Boston,
Massachusetts 02109,
United States of America
Item 2:	Insurer(s).	Lloyd's Syndicates:
ACE AGM 2488 and others

Item 3: Period ofInsurance: 1 July 2013 to 1 July 2014

Both Daysat 00:01 local standard time at the Principal address shown at Item 1 above.

Item 4;

Limit ofLiability:

USD 40,000,000 any one loss/claim and in the aggregate for the period part ofUSD 70,000,000 any one loss/claim and in the aggregate for the period

Item 5:	Underlying
	Policy(ies):	in excess of underlying contracts for
USD 150,000,000 any one loss/claimand in the aggregate for
the period
the details of which are held on file in the offices of Willis
Limited

	Retention:	PrimaryContractRetentions detailed as per National Union Fire
InsuranceCompany ofPittsburgh PA
Policy No: 04-406-40-33

Item 6:	Premium:

Taxes:

None

Item 7:	Notification(s) in accordance with clause 5 required to be
	addressed to:	Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8:	Endorsements are as attached at issue of this Contract.

Item 9:	Additional premium required: Nil

Item 10:	Addressees for complaints:

	(a)	For Insurers who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

	Telephone:	+	44	(0)207 327 5693
	Facsimile:	+	44	(0)207 327 5225
	Email:		Complaints(5),Llovds.com

(b)	For all other Insurers:
Willis Limited will provide details on request.

Dated in London: 12 August 2013

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration ofthe Insured having paid or agreed to pay the Premium and subject to all ofthe definitions, terms, conditions and limitations of this Policy, Insurers and the Insured agree as follows:

1.	Insuring Agreement
1.1	Except insofar as the express terms ofthis Policy:
(a) make specific provision in respect of any matter for which specific provision is also made in the Primary Policy, in which case the express terms ofthis Policy shall prevail;

or

(b)	make specific provision in respect of any matter for which no specific provision is made in the Primary Policy, in which case the express terms ofthis Policy shall apply;

this Policy shall take effect and operate in accordance with the terms ofthe Primary Policy.

1.2	Subject to the Limit ofLiability, the Insurers shall pay to or on behalf ofthe Insured that proportion of Loss which exceeds the UnderlyingLimit.
1.3	Except as provided specifically to the contrary in this Policy, the Insurers shall have no liability to make payment for any Loss under this Policy until the Underlying Limit has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions Policy or insurers ofthe Underlying Policy(ies) shall havepaid the Underlying Limit
2.	Definitions

Wherever the following words and phrases appear in bold and italics in this Policy they shall have the meanings given to them below:

"Claim" or "Circumstance" shall mean "claim", "circumstance" or any other term by which the Primary Policy identifies matters potentiallygiving riseto paymentsthereunder in respectof Loss.

"Insured' shall mean those persons and organisations identified at Item 1 ofthe Schedule and all other persons and organisations as are insured or otherwiseentitledto indemnity under the Primary Policy.

"Insurers" shall mean the insurers ofthis Policy identified at Item 2 ofthe Schedule.

"LimitofLiability" shall mean the sum(s) shown at Item 4 ofthe Schedule being the maximum sum(s) the Insurers are liable to pay under this Policy for all Loss, subject to any reinstatement of limit expressly provided for at Item 4 ofthe Schedule. For the avoidance of doubt, there shall be no reinstatement ofthe Limit ofLiability unless expressly provided for at Item 4, notwithstanding that the Primary Policy may provide for one or more reinstatements.

"Loss" shall mean all and any amounts for which Insurers are liable to the Insured pursuant to the terms and conditions ofthis Policy and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordancewith clause 1.1 above, this Policy shall be liable to pay as Loss all losses, costs, liabilities or damages and other expenses ofthe Insured as are covered by the Primary

Policy of whatever nature and howsoever described by the Primary Policy. However, and notwithstanding any provision to the contrary in the Primary Policy, the liability of the Insurers ofthis

Policy to the InsuredTor costsand expenses ofanykind whatsoever shall be part of, and not in addition to, the Limit ofLiability.

"Period ofInsurance" shall mean the period set out at Item 3 ofthe Schedule.

"Policy" shall mean this insurancecontract which includes any endorsements and schedules hereto.

"Premium" shall mean the sum shown at Item 6 of the Schedule.

"Primary Limits" shall mean the limits of liability ofthe Primary Policy applicable to any loss or liability (as applicable) as set out in Item 5(a) ofthe Schedule.

"Primary Policy" shall mean the policy identified at Item 5(a) ofthe Schedule or any policy(ies) issued in substitution thereof.

"Relevant Provision" shall mean any provision of an Underlying Policy which reduces the limit of liability of the Underlying Policy automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. Forthe avoidance of doubt, a provision which provides that an Underlying Policy shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurercredit forthe value of other insuranceor indemnification, or which requires the Insured to pursue such insuranceor indemnification priorto claiming under the UnderlyingPolicy (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a Relevant Provision.

"Schedule" shall mean the schedule to this Policy.

"Sublimit(s)" shall mean any limit or limits of insurers' liability in the Primary Policy imposed in respect of a particular categoryofloss or liability(as applicable) andwhich specifies that the maximum liability ofthe insurer shall be less than the otherwise generally applicable limit of liability ofthe Primary Policy.

"Underlying Limit" shallmean the cumulativetotal ofthe limits of liability ofthe insureds) ofthe Underlying Policy(ies) applicable to any loss or liability (as applicable) as set out in Item 5 ofthe

Schedule.

"Underlying Policy(ies)" shall mean the policieslisted at Item 5 ofthe Schedule.

3. Maintenance of the Underlying Policy(ies)

The Primary Policy, or any policies issued in substitutionthereof, shall be maintained in full force and effect during the Period ofInsurance save to the extent that it is eroded.This obligation shall ceaseto apply in the event that the Primary Policy is completely eroded.Clause 1.3 hereof shall apply for the purposes of determining whether andto what extent erosion has occurred. Where an Underlying Policy other than the Primary Policy does not continue in full force and effect (other than by reason of erosion)

such policy shall be deemed for all purposes ofthis Policy to have been maintained. The Primary Policy shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the Limit ofLiability:

4.1	In the event of the reduction ofthe amount of indemnity available under any Underlying Policy by reason of partial erosion ofthe Underlying Limit(and in determining the existence and extent of such erosion the provisionsof clause 1.3 shall apply) this Policy shall, subject to the Limitof Liability and to the other terms, conditions and limitations ofthis Policy, continue to be available to pay that proportion of Loss which exceeds the amount of indemnity remaining under the
Underlying Policy(ies).
4.2	In the event ofthere being no indemnity available under the Underlying Policy(ies) by reason of the complete erosion ofthe Underlying Limit(and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this Policy shall, subject to the LimitofLiability and to the other terms, conditions and limitations of this Policy, continue for subsequent Loss as primary insurance and, in that event, any retention, excess or deductible and the remainder of any Sublimit specified in the Primary Policy shall apply under this Policy in respect of Loss.
5.	Notification

Any notification to the PrimaryPolicy of a Claim or Circumstance which is required to be given in accordance with the terms and conditions of the Primary Policy shall also be given to the Insurers in writing.

6.	Claims Participation
6.1	The Insurers shall have no liability to pay costs and expenses incurred by or on behalf ofthe Insured unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.
6.2	No settlement of a claim brought by a third party shall be effected by or on behalf ofthe Insured for such a sum as will require payment by Insurersunder this Policy unless the consent ofthe Insurers has first been obtained, such consent not to be unreasonably delayed or withheld.
7.	Cancellation and Termination

This Policy may be terminated or cancelled or shall become automatically terminatedor cancelled in the same manner and on the same basis or bases as the Primary Policy. However, breach by the Insured of any obligation to pay premium in respectof the Primary Policy or in respectof any other of the Underlying Policy(ies) shall not entitle the Insurers to terminate or cancel this Policy.

8. Recoveries

Where, following payment of Loss by Insurers, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the followingorder to the following parties:

(i)	to the Insured or, to such extent, if any, as appropriate, to any insurer of a policy applying excess ofthis Policy, but only to the extent (ifany) by which such loss or liability (as applicable) exceeded the sum ofthe excess, deductible or retention of the Primary Policy, the UnderlyingLimit and the amount paid hereunder; and,

(ii)	if any balance remains followingthe application of(i) above, to the Insurersto the extent ofthe amount(s) paid by them hereunder in respect of Loss; and,
(iii)	if anybalance remains following the application of (i) and(ii) above, to those, if any, entitled pursuantto the operationof the Underlying Policiesto such extent, if any, ofthe entitlements conferred thereunder; and

For the avoidanceof doubt, nothing in this Policy shall be construed as limiting or delaying the Insured's right to paymentof any Loss hereunderuntil suchtime as it has effected any recovery.

9. Alteration

No material amendment to the terms of the Primary Policy shallapply in respectof this Policy unless and until agreed in writing by the Insurers.

10. Reporting Period

Where the terms ofthe Primary Policy provide:

(i)	the Insuredwith a period oftime immediately following the policy period ofthe Primary Policy during which notice may be given to the insurersofthe Primary Policy ofany Claims or Circumstances; and/or,

(ii) the right to purchase such a period,

then the Insured shall have the same period and/or right under this Policy in the same manner and on the same terms as those provided for in the Primary Policy except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the Schedule.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws ofthe State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction ofthe courts ofUnited States ofAmerica as per NMA 1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The Insurers aim to provide a high standardat all times but if the Insuredis not satisfied with the service provided it should contact the following:

In respectof Lloyd'sunderwriters: the person(s) identified in Item 10(a)of the Schedule.

In respect of Insurersother than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the Insured remains dissatisfied it may be possible for the Insured's complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza

183 Marsh Wall

London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a)	ceases underwriting; or
b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c)	has its authority to carry on insurance business withdrawn,
d)	has its financial strength rating reduced by A.M.Best's, Standard& Poor'sor equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro ratato the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full releaseof liability from the Insured.

NMA2975 (amended)

30/05/03

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED

NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions ofthe "U.S. Terrorism Risk Insurance Act of2002" as amended as summarized in the disclosure notice.

In consideration of an additional premium ofUSD 1,834 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act ofterrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act ofterrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight 31 December 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date ofthe policy whichever occurs first, and shall not cover any losses or events which arise after the earlier ofthese dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act ofterrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions ofthis Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this

Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms ofTRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

21/12/2007

LMA5091
Form approved by Lloyd's Market Association

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreedthat this insuranceexcludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any ofthe following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)	war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportionsof or amounting to an uprising, military or usurped power; or
(2)	any act of terrorism.
Forthe purpose ofthis endorsement an act ofterrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf ofor in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section ofthe public, in fear.

This endorsementalso excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressingor in any way relatingto (1) and/or (2) above.

In the event any portion ofthis endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)

08/10/2001

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 29 August 2013.

If the premium due under this contract has not been so paid to (Re)Insurers by 29 August 2013 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date oftermination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end ofthe notice period.

If any provision ofthis clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions ofthis clause which will remain in full force and effect.

30/09/08

LSW3001

WILLIS ADDENDUM TO PREMIUM PAYMENT CLAUSE LSW 3001

Notice of Cancellation in writing for the purposes of the Premium Payment Clause (LSW3001) shall be notice in writing to the Group's Compliance Officer at the Willis Building, 51 Lime Street, London EC3M 7DQ, and delivered by registered post or received and acknowledged personally by the Compliance Officer. The notice will only be accepted if the risk is properly identified, and includes at least the name ofthe Insured, the Willis slip reference number, the class of business and any other information which will enable the risk to be clearly identified. Further, for the avoidance of doubt, a notice of cancellation sent by e-mail to the Company shall not constitute notice in writing for the purposes of the application ofthe Premium Payment Clause (LSW3001).

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT

(BROAD)

For attachmentto insurances ofthefollowing classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-Owners, Landlords and TenantsLiability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or GarageLiability), not being insurances ofthe classifications to which the Nuclear Incident ExclusionClause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.	Under any Liability Coverage, to injury, sickness, disease, death or destruction
	(a)	with respect to which an insuredunderthe policy is also an insured under a nuclearenergy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association ofCanada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or
	(b)	resulting from the hazardous properties of nuclearmaterial and with respect to which (1) any person or organization is requiredto maintain financial protection pursuantto the Atomic Energy Act of 1954,or any law amendatorythereof, or (2) the insured is, or had this policy not been issued would be, entitledto indemnity from the United States of America, or any agency thereof, under any agreemententered into by the United States of America, or any agency thereof, with any person or organization.
II.	Under any Medical PaymentsCoverage, or underany Supplementary Payments Provision relating
	to	immediate medical or surgical relief, to expenses incurred with respect of bodily injury,
	sickness,	disease or death resulting from the hazardous properties of nuclear material and arising
	out	of the operation of a nuclear facility by any person or organization.
III.	Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the
	hazardous	propertiesof nuclear material, if
	(a)	the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalfof, an insured or (2) has been discharged or dispersed therefrom;

(b)	the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or
(c)	the injury, sickness,disease, death or destruction arises out ofthe furnishingby an insured of services, materials, parts or equipment in connectionwith the planning, construction, maintenance, operation or use ofany nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; "nuclear material" means source material, special nuclear material or byproduct material; "source material", "special nuclear material", and "byproduct material" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "waste" means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition ofnuclear facility under paragraph (a) or (b) thereof; "nuclear facility" means

(a)	any nuclear reactor,
(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)	any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody ofthe insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)	any structure, basin, excavation, premises or place prepared or used for the storage or disposal ofwaste, and includes the site on which any ofthe foregoing is located, all operationsconductedon such site and all premises used for such operations; "nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.With respect to injury to or destruction of property, the word "injury" or "destruction" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions,conditionsand limitations ofthe Policy to which it is attached.

fNOTE:- As respects policies which afford liabilitycoverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60

N.	M.A. 1256

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE

-LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability -Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability ofwhatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64

N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure ofthe Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request ofthe Assured (or Reinsured), will submit to the jurisdiction ofa Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver ofUnderwriters' rights to commence an action in any Court ofcompetent jurisdiction in the United States, to remove an actionto a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted againstany one ofthem upon this contract,Underwriters will abide by the final decision of such Courtor of any AppellateCourt in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf ofUnderwriters in any such suit and/orupon the request ofthe Assured (or Reinsured)to give a written undertakingto the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalfin the event such a suit shall be instituted.

Further, pursuant to any statute ofany state,territory or district ofthe United States which makes provision therefor, Underwriters hereon herebydesignate the Superintendent, Commissioneror Director of Insurance or other officer specified for that purposein the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalfofthe Assured (or Reinsured) or any beneficiary hereunder arising out ofthis contract of insurance (orreinsurance), and hereby designate the above-named asthe person to whomthe said officer is authorized to mail such process oratruecopy thereof.

N.M.A. 1998(24/4/86)

All other terms, conditions and limitations ofthis Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

NMA LINES CLAUSE

This Insurance, being signed for 100% ofUSD40,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associatedexpenses, if any, to the extent and in the manner provided in this Insurance.

The percentagessigned in the Table are percentages of 100% ofthe amount(s) of Insurance stated herein.

NMA 2419

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

Any fraudulent claims clause contained within the Policy Wording shall override any fraudulent claims clause appearing on the Policy Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Policy Jacket or its Schedule is deleted.

ENDORSEMENT No 10

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

This contract shallbe governed by, and construed in accordance with, the laws ofthe State of Massachusetts ofthe United States of America as more fully set out in the contract wording.

Any dispute between the parties overthe terms ofthis contract shall be submitted to the exclusive jurisdiction ofthe Courts ofthe United States of America asmore fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) herein.

The language used forContract interpretation shall be English as set out in the contract wording.

ENDORSEMENT No 11

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113017P13

Nothing in this contract shall be a condition precedent orwarranty unless it is expressly stated to be one in this contract.

ENDORSEMENT No 12

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy N0.BO8OI 13017P13

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. Forthe purposes ofthis clause, Public Holiday shall mean any public or statutoryholiday in any territorythrough which the Premium must pass between the Insured and Insurers or their agents.

ENDORSEMENT No 13

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy N0.BO8OI 13017P13

This contract is subject to US State Surplus Lines requirements. It is the responsibility ofthe Surplus Lines Broker to affix a Surplus Lines Notice to the contractdocument before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contractdocument the insured should contact the Surplus Lines broker.

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	6270712/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
25.000	2488	AKFT6DLH5138
20.625	2003	BX4000399846
12.500	4000	09397	L13AB
13.125	1886	13BA210563KA
18.750	382	TRIAEA0063FX
10.000	1183	CFP109082D13
TOTAL LINE	No. OF SYNDICATES
100.000	6

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

EFFECTIVE FROM: 01 JUL 2013
BUREAU USE ONLY		Page	1 of	1
NUX5 72 11942	RISK CODE: 7T

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	62704 12/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
25.000	2488	AKFH6DLH5138
20.625	2003	BX7000399845
18.750	382	FBAHEA1499FX
12.500	4000	09397	L13AA
13.125	1886	13BA210563KA
10.000	1183	CFP109082D13
TOTAL LINE	No. OF SYNDICATES
100.000	6

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

EFFECTIVE FROM: 01 JUL 2013
BUREAU USE ONLY			Page	1 of	1
NUX5 72	11942	RISK CODE: BB

One Lime Street London EC3M 7HA

Lloyd's Policy

We, Underwriting Members of the Syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as 'the Underwriters'), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the Premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his Syndicate's proportion of any such Loss and of any such Expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured's representative on application to Lloyd's Policy Signing Office, quoting the Lloyd's Policy Signing Office number and date or reference shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In WltneSS whereof the General Manager of Lloyd's Policy Signing Office has

signed this Policy on behalf of each of Us.

LLOYD'S POLICY SIGNING OFFICE
General Manager

If this policy (or any subsequent endorsement) has been produced to you in electronic form, the original document is stored on the Insurer's Market Repository to which your broker has access.

J(A) NMA2421 (3/1/95) Form approved by Lloyd's Market Association

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P13

Item 1:	Insured:	Fidelity Fixed Income and Asset Allocation Funds

	Principal Address:	c/o FMR LLC
82 Devonshire Street F3D,
Boston,
Massachusetts 02109,
United States of America

Item 2:	Insurer(s):	Lloyd's Syndicates:
ACE AGM 2488 and others

Item 3:	Period ofInsurance: 1 July 2013 to 1July 2014
BothDaysat 00:01 local standard time at the Principal address shown at Item 1 above.

Item 4:	Limit ofLiability:	USD40,000,000 any one loss/claim and in the aggregatefor
the period partof USD 70,000,000 any one loss/claim and in
the aggregate for the period

Item 5:	Underlying
	Policy(ies):	in excess of underlying contracts for
USD 150,000,000 any one loss/claim and in the aggregate for
the period
the details of which are held on file in the offices of Willis Limited

	Retention:	Primary contract Retentions detailed as perNational Union Fire
Insurance Company of Pittsburgh, PA
Policy No: 04-406-40-33

m^mmMk
Item 6:	Premium:			mUmm mlmmtMfr*
mk {\t\ C~~T TC
		mm*	m*mm	tifiBft
	Taxes:	None

Item 7:	Notification(s) in accordance with clause 5 required to be
	addressed to:	Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8:	Endorsements are as attached at issue of this Contract.

Item 9:	Additional premium required: Nil

Item 10:	Addressees for complaints:

	(a)	For Insurers who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

	Telephone:	+	44	(0)207 327 5693
	Facsimile:	+	44	(0)207 327 5225
	Email:		Complaints@Llovds.com

(b)	For all other Insurers:
Willis Limited will providedetails on request.

Dated in London: 13 August 2013

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration ofthe Insured having paid or agreed to pay the Premium and subject to all ofthe definitions, terms, conditions and limitations ofthis Policy, Insurers and the Insured agree as follows:

1.	Insuring Agreement
1.1	Except insofar as the express terms of this Policy:
(a) make specific provision in respect ofany matter for which specific provision is also made in the Primary Policy, in which case the express terms ofthis Policy shall prevail;

or

(b)	make specific provision in respect of any matter for which no specific provision is made in the Primary Policy, in which case the express terms of this Policy shall apply;

this Policy shall take effect and operate in accordance with the terms ofthe Primary Policy.

1.2	Subject to the Limit ofLiability, the Insurers shall pay to or on behalf ofthe Insured that proportion of Loss which exceeds the Underlying Limit.
1.3	Except as provided specifically to the contrary in this Policy, the Insurers shall have no liability to make payment for any Loss under this Policy until the Underlying Limit has been completely eroded by amounts which the Insured or insurers ofany Side A/Difference in Conditions Policy or insurers ofthe Underlying Policy(ies) shall havepaid the Underlying Limit
2.	Definitions

Wherever the following words and phrases appear in bold and italics in this Policy they shall have the meanings given to them below:

"Claim" or "Circumstance" shall mean "claim", "circumstance" or any other term by which the Primary Policy identifies matters potentially giving rise to paymentsthereunder in respect ofLoss.

"Insured' shall mean those persons and organisations identified at Item 1 ofthe Schedule and all other persons and organisations as are insured or otherwise entitled to indemnity under the Primary Policy.

"Insurers" shall mean the insurers ofthis Policy identified at Item 2 ofthe Schedule.

"LimitofLiability" shall mean the sum(s) shown at Item 4 ofthe Schedule being the maximum sum(s) the Insurers are liable to pay under this Policy for all Loss, subject to any reinstatement of limit expressly provided for at Item 4 ofthe Schedule. For the avoidance of doubt, there shall be no reinstatement ofthe Limit ofLiability unless expressly provided for at Item 4, notwithstanding that the Primary Policy may provide for one or more reinstatements.

"Loss" shall mean all and any amounts for which Insurers are liable to the Insured pursuant to the terms and conditions ofthis Policy and, for the avoidance ofdoubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this Policy shall be liable to pay as Loss all losses, costs, liabilities or damages and other expenses of the Insured as are covered by the Primary Policy ofwhatever nature and howsoever described by the Primary Policy. However, and notwithstanding any provision to the contrary in the Primary Policy, the liability ofthe Insurers ofthis

Policy to the Insured for costs and expenses of any kind whatsoever shall be partof, and not in addition to, the Limit ofLiability.

"PeriodofInsurance" shall mean the period set out at Item 3 ofthe Schedule.

"Policy" shall mean this insurance contract which includes any endorsements and schedules hereto.

"Premium" shall mean the sum shown at Item 6 ofthe Schedule.

"PrimaryLimits" shall mean the limits of liability ofthe Primary Policy applicableto any loss or liability (as applicable) as set out in Item 5(a) ofthe Schedule.

"Primary Policy" shall mean the policy identified at Item 5(a) ofthe Schedule or any policy(ies) issued in substitution thereof.

"Relevant Provision" shall mean any provision of an Underlying Policy which reduces the limit of liabilityofthe Underlying Policy automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability underanother policy of insurance. Forthe avoidance of doubt, a provision which provides that an Underlying Policy shall pay only the amount by which any loss or liability(as applicable) exceeds the amount paidor payable underany other policy or policies, or which allows the insurer credit for the value ofother insurance or indemnification, or which requires the Insured to pursue such insurance or indemnification priorto claiming under the Underlying Policy (such as an"other insurance" or"non-contribution" or other similarprovision), shall not be a Relevant Provision.

"Schedule" shall mean the schedule to this Policy.

"Sublimits)" shall mean any limit or limits of insurers* liability in the Primary Policy imposed in respect of a particular category of loss or liability (as applicable) and which specifiesthatthe maximum liability ofthe insurer shall be less than the otherwise generally applicable limit of liability ofthe Primary Policy.

"Underlying Limit" shall mean the cumulative total ofthe limits of liabilityofthe insureds) ofthe Underlying Policy(ies) applicable to any lossor liability (as applicable) as set out in Item 5 ofthe

Schedule.

"Underlying Policy(ies)" shall meanthe policies listedat Item 5 ofthe Schedule.

3. Maintenance of the Underlying Policy(ies)

The Primary Policy, or any policies issued in substitution thereof, shallbe maintained in full force and effect duringthe Period ofInsurance save to the extent that it is eroded.This obligation shall ceaseto apply inthe eventthatthe Primary Policy is completely eroded. Clause 1.3 hereofshall apply for the purposes ofdetermining whether and to whatextenterosion has occurred. Where an Underlying Policy otherthan the Primary Policy does not continue in full force and effect (other than by reason oferosion) such policy shall be deemed for all purposes of this Policy to have been maintained. The Primary Policy shall be deemed maintained if it is replaced by the operation ofclause 4 hereof.

4. Step-Down of Cover

Subject always to the Limit ofLiability:

4.1	In the event ofthe reduction ofthe amount of indemnity availableunder any Underlying Policy by reason of partial erosion ofthe UnderlyingLimit (and in determining the existence and extent of such erosion the provisions ofclause 1.3 shallapply) this Policy shall, subject to the Limit of Liability and to the other terms, conditions and limitations ofthis Policy, continue to be available to pay that proportion of Loss which exceeds the amount of indemnity remaining under the
Underlying Policy(ies).
4.2	In the event ofthere being no indemnity available under the Underlying Policy(ies) by reason of the complete erosion ofthe Underlying Limit (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this Policy shall, subject to the Limit ofLiability and to the other terms, conditions and limitations of this Policy, continue for subsequent Loss as primaryinsurance and, in that event, any retention, excess or deductible and the remainder of any Sublimit specified in the Primary Policy shall apply under this Policy in respect of Loss.
5.	Notification

Any notification to the Primary Policy of a Claim or Circumstance which is requiredto be given in accordance with the terms and conditions ofthe Primary Policy shall also be given to the Insurers in writing.

6.	Claims Participation
6.1	The Insurers shall have no liability to pay costs and expenses incurred by or on behalf ofthe Insured unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.
6.2	No settlement of a claim brought by a third party shall be effected by or on behalf ofthe Insured for such a sum as will require payment by Insurers under this Policy unless the consent ofthe Insurers has first been obtained, such consent not to be unreasonably delayed or withheld.
7.	Cancellation and Termination

This Policy may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the Primary Policy. However, breach by the Insured of any obligation to pay premium in respectofthe PrimaryPolicy or in respect ofany other of;the Underlying Policy(ies) shall not entitle the Insurers to terminate or cancel this Policy.

8. Recoveries

Where, following payment ofLoss by Insurers, recovery is effected, then such recovery, net ofthe expenses of its being effected, shall be distributed in the following orderto the following parties:

(i)	to the Insured or, to such extent, ifany, as appropriate, to any insurer of a policy applying excess ofthis Policy, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum ofthe excess, deductible or retention ofthe Primary Policy, the Underlying Limit and the amount paid hereunder; and,
(ii)	if any balance remains following the application of(i) above, to the Insurers to the extent ofthe amount(s) paid by them hereunder in respect ofLoss; and,

(iii)	if any balance remains following the application of(i) and (ii) above, to those, if any, entitled pursuant to the operation ofthe UnderlyingPolicies to such extent, if any, ofthe entitlements conferred thereunder; and

For the avoidance ofdoubt, nothing in this Policy shall be construed as limiting or delaying the Insured's right to payment of any Loss hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the Primary Policy shall apply in respect of this Policy unless and until agreed in writing by the Insurers.

10. Reporting Period

Where the terms ofthe Primary Policy provide:

(i)	the Insured with a period of time immediately following the policy period ofthe Primary Policy during which notice may be given to the insurers ofthe Primary Policy ofany Claims or Circumstances; and/or,
(ii)	the right to purchase such a period,

then the Insured shall have the same period and/or right under this Policy in the same manner and on the same terms as those provided for in the Primary Policy except in relation to the premium payable (if any). The premium(ifany) payable in respectof any such period available hereunder is set out in Item 9 of the Schedule.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws ofthe State of Massachusetts and any dispute arising hereundershall be subject to the exclusivejurisdiction ofthe courts ofU.S.A) as per NMA 1998 Service of Suit Clause United States of America as attached.

12. Complaints

The Insurers aim to provide a high standard at all times but if the Insured is not satisfied with the service provided it should contact the following:

In respect ofLloyd's underwriters: the person(s) identified in Item 10(a) ofthe Schedule.

In respect of Insurers other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the Insured remains dissatisfied it may be possible for the Insured's complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service

South Quay Plaza 183 Marsh Wall London E14 9SR

Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2013 forms part ofPolicy No. B080113011P13

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a)	ceases underwriting; or
b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c)	has its authority to carry on insurance business withdrawn,
d)	has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2013 forms partof Policy No. B080113011P13

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED

NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions ofthe "U.S. Terrorism Risk Insurance Act of2002" as amended as summarized in the disclosure notice.

In consideration ofan additional premium ofUSD 1,834 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "actofterrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12.00midnight 31 December 2014, the date on which the TRIA Program is scheduledto terminate, or the expiry dateofthe policy whichever occurs first, and shall not cover any losses or events which ariseafter the earlierofthese dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsementonly affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insuredcoverage and exclusions ofthis Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage providedby this

Insurance.

Furthermore the Underwriters) will not be liable for any amounts for which they are not responsible underthe terms ofTRIA (including subsequentactionofCongress pursuant to the Act) due to the application of anyclause which results ina cap ontheUnderwriter's liability for payment for terrorism losses.

21/12/2007

LMA5091
Form approved by Lloyd's Market Association

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2013 forms partof Policy No. B080113011P13

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever naturedirectly or indirectly caused by, resulting from or in connectionwith any ofthe following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)	war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or
(2)	any act of terrorism.
Forthe purpose ofthis endorsement an act ofterrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, ofany person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s)or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/orto put the public, or any section ofthe public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion ofthis endorsementis found to be invalidor unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended) 08/10/2001

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011P13

PREMIUMPAYMENTCLAUSE

Notwithstanding any provisionto the contrarywithinthis contractor any endorsementhereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 29 August 2013.

Ifthe premium due under this contract has not been so paid to (Re)Insurers by 29 August 2013 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurerson a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date oftermination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice ofcancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice ofcancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision ofthis clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08

LSW3001

WILLIS ADDENDUM TO PREMIUM PAYMENT CLAUSE LSW 3001

Notice of Cancellation in writing for the purposes ofthe Premium Payment Clause (LSW3001) shall be notice in writing to the Group's Compliance Officer at the Willis Building, 51 Lime Street, London EC3M 7DQ, and delivered by registered post or received and acknowledged personally by the Compliance Officer. The notice will only be accepted if the risk is properly identified, and includes at least the name ofthe Insured, the Willis slip reference number, the class of business and any other information which will enable the risk to be clearly identified. Further, for the avoidance of doubt, a notice ofcancellation sent by e-mail to the Company shall not constitute notice in writing for the purposes of the application ofthe Premium Payment Clause (LSW3001).

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2013 forms partof Policy No. B080113011P13

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT

(BROAD)

For attachment to insurances ofthefollowing classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-

Owners, Landlords and TenantsLiability, Contractual Liability, Elevator Liability, Owners or Contractors (includingrailroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professionaland Malpractice Liability, StorekeepersLiability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances ofthe classificationsto which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.	Under any Liability Coverage, to injury, sickness, disease, death or destruction
	(a)	with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by NuclearEnergyLiability Insurance Association, Mutual Atomic Energy Liability Underwriters orNuclearInsurance Association ofCanada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or
	(b)	resulting from the hazardous properties ofnuclear material and with respectto which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insuredis, or hadthis policy not been issuedwould be, entitled to indemnity from the United StatesofAmerica, or any agency thereof, underany agreement enteredinto by the United States of America, or any agency thereof, with any person or organization.
II.	Underany Medical PaymentsCoverage, or under any Supplementary Payments Provision relating to
	immediate	medical or surgical relief, to expenses incurred with respect of bodily injury, sickness,
	disease	or death resulting from the hazardous properties of nuclearmaterialand arising out ofthe
	operation	of a nuclear facility by any person or organization.
III.	Under any LiabilityCoverage, to injury, sickness, disease, death or destruction resulting from the
	hazardous	properties ofnuclear material, if
	(a)	the nuclearmaterial (1) is at any nuclear facility owned by, or operated by or on behalfof, an insured or (2) has been discharged or dispersed therefrom;
	(b)	the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c)	the injury, sickness, disease, death or destruction arises out ofthe furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States ofAmerica, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; "nuclear material" means source material, special nuclear material or byproductmaterial; "source material", "special nuclear material", and "byproduct material" have the meanings given them in the Atomic Energy Act 1954or in any law amendatorythereof; "spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "waste" means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization ofany nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "nuclear facility" means

(a)	any nuclear reactor,
(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)	any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody ofthe insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)	any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any ofthe foregoing is located, all operations conducted on such site and all premises used for such operations; "nuclear reactor" means any apparatus designed orused tosustain nuclear fission ina self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "injury" or "destruction" includes all forms ofradioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitationsof the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60

N.	M.A. 1256

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2013 forms part ofPolicy No. B080113011P13

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE

-LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability -Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability ofwhatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64

N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011P13

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event ofthe failure ofthe Underwriters hereonto pay any amount claimed to be due hereunder,the Underwriters hereon, at the request ofthe Assured (or Reinsured), will submit to the jurisdiction ofa Courtofcompetent jurisdiction within the United States.Nothing in this Clause constitutes or should be understood to constitute a waiver ofUnderwriters' rights to commence an action in any Court ofcompetent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws ofthe United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf ofUnderwriters in any such suit and/or upon the request ofthe Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statuteof any state, territory or district ofthe United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalfofthe Assured (or Reinsured) or any beneficiary hereunder arising out ofthis contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011P13

NMA LINES CLAUSE

This Insurance, being signed for 100%ofUSD40,000,000 insuresonly that proportion of any loss, whether total or partial, including but not limited to that proportion of associatedexpenses, ifany, to the extent and in the manner provided in this Insurance.

The percentagessigned in the Table are percentages of 100%ofthe amount(s) of Insurance stated herein.

NMA 2419

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011P13

Any fraudulent claims clause contained within the Policy Wording shall override any fraudulent claims clause appearing on the Policy Jacket or its Schedule. In which case, any fraudulent claims clause appearingon such Policy Jacket or its Schedule is deleted.

ENDORSEMENT No 10

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011 PI 3

This contract shall be governed by, and construed in accordance with, the laws ofthe State of Massachusetts ofthe United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms ofthis contract shallbe submitted to the exclusive jurisdiction ofthe Courts ofthe United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) herein.

The language used for Contract interpretation shall be English as set out in the policy wording.

ENDORSEMENT No 11

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy No. B080113011P13

Nothing in this contract shall be a condition precedent or warranty unless it is expressly stated to be one in this contract.

ENDORSEMENT No 12

This Endorsement, effective at 00.01 on 1 July 2013 forms partof Policy N0.BO8OI 13011 PI3

Where any dateon which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agentson the next working day will be deemed to comply with the relevant premium paymentrequirement. For the purposes ofthis clause, Public Holiday shallmean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

ENDORSEMENT No 13

This Endorsement, effective at 00.01 on 1 July 2013 forms partof Policy N0.BO8OI 13011P13

This contract is subjectto US State Surplus Lines requirements. It is the responsibilityofthe Surplus Lines Broker to affix a Surplus Lines Notice to the contractdocument before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

ENDORSEMENT No 14

This Endorsement, effective at 00.01 on 1 July 2013 forms part of Policy N0.BO8OI 13011PI 3

TERIITORIAL LIMITS:

As per Primary Contract Wording

All other terms and conditions remain unaltered

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61463 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
18.75	382	FBAHEA0244KX
TOTAL LINE	No. OF SYNDICATES
18.75	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61466 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
10.00	1183	CFW109081D13
TOTAL LINE	No. OF SYNDICATES
10.00	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	6146717/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
13.125	1886	13BA210365NA
TOTAL LINE	No. OF SYNDICATES
13.125	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61469 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
25.00	2488	AKFH6DLL5004
TOTAL LINE	No. OF SYNDICATES
25.00	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61471 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
12.50	4000	00803	H13AA
TOTAL LINE	No. OF SYNDICATES
12.50	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policyfollows:

BUREAU REFERENCE	61481 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
20.625	2003	BX4000399849
TOTAL LINE	No. OF SYNDICATES
20.625	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61485 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
10.00	1183	CFW109081D13
TOTAL LINE	No. OF SYNDICATES
10.00	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	6148717/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
13.125	1886	13BA210365NA
TOTAL LINE	No. OF SYNDICATES
13.125	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61489 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
20.625	2003	BX7000399851
TOTAL LINE	No. OF SYNDICATES
20.625	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61493 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
18.75	382	TRIAEA0012KX
TOTAL LINE	No. OF SYNDICATES
18.75	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	6149517/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
25.00	2488	AKFT6DLL5004
TOTAL LINE	No. OF SYNDICATES
25.00	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61497 17/07/2013	BROKER NUMBER 0801
PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
12.50	4000	00803	H13AB
TOTAL LINE	No. OF SYNDICATES
12.50	1

THE LIST OF UNDERWRITING MEMBERS

OF LLOYD'S IS IN RESPECT OF 2013

YEAR OF ACCOUNT

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — Bond Number
Fidelity Equity and High Income Funds — **87153213B**
(as defined in the Primary Bond)

Principal Office: c/o FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2013 to 12:01 a.m. on July 1, 2014, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000 part of $70,000,000	$150,000,000
H--AUDIT EXPENSE	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—National Union Fire Insurance Company of Pittsburgh, PA # 04-406-40-33

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: [signature]
Authorized Representative

Excess Bond (03/12)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

2

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

   (1) all loss resulting from any one actual or attempted theft committed by one person, or

   (2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

   (3) all loss caused by dishonest or fraudulent acts committed by one person, or

   (4) all expenses incurred with respect to any one audit or examination, or

   (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered

3

by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or

4

liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

5

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

6

ICI MUTUAL INSURANCE COMPANY, a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND (EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153213B**
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
July 1, 2013	**July 1, 2013 to July 1, 2014**	[signature]

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

RX53.0-00 (03/12)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — Bond Number
Fidelity Fixed Income and Asset Allocation Funds — **87153113B**
(as defined in the Primary Bond)

Principal Office: c/o FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2013 to 12:01 a.m. on July 1, 2014, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000 part of $70,000,000	$150,000,000
H--AUDIT EXPENSE	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND— National Union Fire Insurance Company of Pittsburgh, PA # 04-406-40-33

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ______________________
Authorized Representative

Excess Bond (03/12)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

2

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered

3

by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or

4

liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

5

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

6

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153113B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2013	**July 1, 2013 to July 1, 2014**	[signature]

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

RX53.0-00 (03/12)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-**.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS

82 DEVONSHIRE STREET, MAILSTOP F3D
BOSTON, MA 02109

Bond Number: 81906761

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2013
to 12:01 a.m. on July 1, 2014

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	04-406-40-33
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2013 - July 1, 2014

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $135,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

April 3, 2014
Date

Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R
Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)
Page 2 of 5

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Page 3 of 5

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Page 4 of 5

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Page 5 of 5

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

Authorized Representative

14-02-9228 (2/2010) Page 1

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

82 DEVONSHIRE STREET, MAILSTOP F3D
BOSTON, MA 02109

Bond Number: 82179281

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2013
to 12:01 a.m. on July 1, 2014

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	04-406-40-33
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2013 – July 1, 2014

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $135,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

April 3, 2014
Date

Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R

Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)
Page 2 of 5

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Page 3 of 5

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Page 4 of 5

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Page 5 of 5

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

Authorized Representative

14-02-9228 (2/2010) Page 1

Bond Number: **ELU130363-13**
Renewal of Number: ELU126196-12

XL Specialty Insurance Company
A Member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured): Fidelity Equity and High Income Funds
c/o FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109

ITEM 2. Bond Period: from 12:01 a.m. Standard Time July 01, 2013 to July 01, 2014

ITEM 3. Aggregate Limit of Liability: $10,000,000 part of $70,000,000

ITEM 4. Single Loss Limit of Liability $10,000,000 part of $70,000,000

ITEM 5. Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (i) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 04-406-40-33
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: Westchester Fire Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 008
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest Reinsurance Company
- (ii) Bond or Policy Number: FL5FD00012-131
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153313B
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, Ltd.
- (ii) Bond or Policy Number: C014840/003
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

FB 70 09 10 10

Page 1 of 3

(F) Excess Bond or Policy:
- (i) Insurer: St. Paul Mercury Insurance Company
- (ii) Bond or Policy Number: 15P29308
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity and Liability Company
- (ii) Bond or Policy Number: SISIXFL21025313
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $15,000,000
  - Aggregate Limit of Liability $10,000,000 part of $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2013
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $15,000,000
  - Aggregate Limit of Liability $5,000,000 part of $15,000,000

(J) Excess Bond or Policy:
- (i) Insurer: London/Lloyd's Syndicates
- (ii) Bond or Policy Number: B080113016P13
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 part of $50,000,000
  - Aggregate Limit of Liability $6,000,000 part of $50,000,000

(K) Excess Bond or Policy:
- (i) Insurer: Freedom Specialty Insurance Company
- (ii) Bond or Policy Number: XMF1300060
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $50,000,000
  - Aggregate Limit of Liability $10,000,000 part of $50,000,000

(L) Excess Bond or Policy:
- (i) Insurer: Twin City Fire Insurance Company
- (ii) Bond or Policy Number: 00 FI 0252161-13
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $50,000,000
  - Aggregate Limit of Liability $10,000,000 part of $50,000,000

(M) Excess Bond or Policy:
- (i) Insurer: Houston Casualty Company
- (ii) Bond or Policy Number: 24-MG-13-A11594
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $8,000,000 part of $50,000,000
  - Aggregate Limit of Liability $8,000,000 part of $50,000,000

DO 70 01 09 99 **Page 2 of 3**

Bond Number: **ELU130363-13**
Renewal of Number: ELU126196-12

XL Specialty Insurance Company
A Member of the XL America Companies

(N) Excess Bond or Policy:
- (i) Insurer: American International Reinsurance Company, Ltd.
- (ii) Bond or Policy Number: 033089944
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 part of $50,000,000
  - Aggregate Limit of Liability $6,000,000 part of $50,000,000

(O) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 82047565
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $50,000,000
  - Aggregate Limit of Liability $5,000,000 part of $50,000,000

(P) Excess Bond or Policy:
- (i) Insurer: Catlin Specialty Insurance Company
- (ii) Bond or Policy Number: XSPQ-92187-0713
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $50,000,000
  - Aggregate Limit of Liability $5,000,000 part of $50,000,000

ITEM 6. Premium:

Premium	[redacted]
Taxes, Surcharges or Fees	[redacted]
Total Policy Premium	[redacted]

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
FB 71 04 10 10 EX 80 75 09 02

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE.

FB 70 09 10 10 Page 3 of 3

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-0636
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Bernard R. Horovitz
President

Toni Ann Perkins
Secretary

LAD 400 XLS 0710

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons.* This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran.* This list can be found on the U.S. Department of the Treasury's web site - http://www.treas.gov/offices/enforcement/lists/

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PN CW 05 1010

Includes copyrighted material of Insurance Services Office, Inc., with its permission.
©2010 X.L. America, Inc. All rights reserved. May not be copied without permission.

PRIVACY POLICY

The XL America, Inc. insurance group ("We" or "Our Group"), respects the privacy of all personal information. Thus, the information We collect from our customers, or potential customers, is treated with the highest degree of privacy.

We have developed a Privacy Policy for Our Group that:

1) ensures the security of your information; and
2) complies with state and federal privacy laws.

The term "personal information" includes all information we obtain about a customer and maintain in our files. All persons with access to personal information are required to follow this policy.

Our Privacy Promise

Your privacy rights are important to us. Analysis of your private information allows us to provide to you excellent service and products. Your trust in us depends upon the security and integrity of our records. Thus, We promise to:

1) Follow strict security standards. This will protect any information you share with us, or that we receive about you.
2) Verify and exchange data regarding your credit and financial status only for the purposes of: underwriting; policy administration; or risk management. We will obtain only reputable references and services.
3) Collect and use the least amount of information necessary to:
   a. advise you and deliver excellent service and products; and
   b. conduct our business.
4) Train our employees to securely handle private information. We will only permit authorized employees to have access to such information.
5) Not disclose data about you or your business to any organization outside Our Group or to third party providers unless:
   a. we disclose to you our intent to do so; or
   b. we are required to do so by law.
6) Not disclose medical information unless:
   a. you give us written consent to do so; or
   b. We disclose for any exception provided in the law.
7) Attempt to keep our records complete and exact.
8) Advise you how and where to access your account (unless prohibited by law).
9) Advise you how to correct errors or make changes to your account.
10) Inspect our procedures to ensure your privacy.

Collection and Sources of Information

We collect only the personal information needed to:

1) determine suitability for a product or service;
2) manage the product or service; and
3) advise customers about our products and services.

The information we collect comes from the following sources:

- **Submission** – In the application, you provide: your name; address; phone number; e-mail address; and other types of private information.
- **Quotes** – We collect information to determine:
  1) your eligibility for an insurance product; and
  2) your coverage cost.

The data we collect will vary with the type of insurance you seek.

- **Transactions** – We maintain records of all transactions with Our Group and our third party providers. Our records include:

1) your coverage choices;
2) premiums; billing; and payment records,
3) claims history; and
4) other data related to your account.

- **Claims –** We maintain records on any claims that are made under your policies. The investigation of a claim involves collection of a broad range of information. It also involves many issues, some of which do not directly involve you. We will share with you facts that we collect about your claim; unless prohibited by law. The process of claim investigation also involves advice; opinions; and comments from many people. These may include attorneys and experts. This will help us determine how best to handle your claim. To protect the legal and privileged aspects of opinions and advice, we will not disclose this information to you.
- **Credit and Financial Reports –** We may receive your credit history. This is to support information you provided during the submission and quote processes. This history will help to underwrite your coverage.

Retention and Correction of Personal Information

We retain personal information only as long as required by law; or as required by our business methods. If we become aware that any information may be incorrect, we will make reasonable effort to correct it.

Storage of Personal Information

Safeguards are in place to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We do not share personal information with a third party outside of Our Group for marketing purposes. This is true unless such sharing is permitted by law. Information may be shared with a third party for necessary servicing of the product. It may also be disclosed for other business reasons as permitted by law.

We do not share personal data outside of Our Group for servicing or joint marketing reasons. We will only disclose such data when a contract containing non-disclosure language has been signed by us and the third party.

Unless a consumer consents, we do not disclose "consumer credit report" type information outside of Our Group. "Consumer credit report type information" means such things as: net worth; credit worthiness; hobbies (piloting, boating, etc.); solvency, etc.

We also do not disclose outside of Our Group personal information for use in marketing. We may share information within Our Group regarding our experience and dealings with the customer.

We may disclose private information about a customer as allowed or otherwise required by law. The law allows us to share a customer's financial data within Our Group for marketing purposes. The law does not allow customers to limit or prevent such disclosures.

We may also disclose personal information about you or your business to:

- your independent agent or broker;
- an independent claim adjuster; investigator; attorney; or expert;
- persons or groups that conduct scientific studies. This includes actuaries and accountants;
- a medical care facility or professional to verify coverage for a covered person;
- an insurance support group;
- another insurer if to prevent fraud;
- another insurer to properly underwrite a risk;
- insurance regulators;
- governmental authorities pursuant to law;
- an authority in response to a valid administrative or judicial order. This includes a warrant or subpoena;
- a party for the following purposes regarding a book of business: sale; transfer; merger; or consolidation. This applies whether the transaction is proposed or complete;

- a professional peer review group. This includes reviewing the service or conduct of medical care facilities or personnel;
- a covered person for providing the status of a transaction; or
- any of the following: a lienholder; mortgagee; assignee; lessor; or other person of record having a legal interest in the policy.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer; unless consent is obtained from that customer. However, such consent shall not be prohibited, limited or sought for certain insurance functions. This includes, but is not limited to:

a. claims administration;
b. fraud prevention;
c. underwriting; policy placement or issuance; loss control or auditing.

Access to Your Information

The following persons will have access to personal information we collect:
employees of Our Group and third party service providers. Information will only be collected as is needed in transactions with you.

Violation of the Privacy Policy

Any person violating this Policy will be subject to discipline. This may include termination.

For questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

PN CW 01 0613

Page 1 of 3

© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING:** Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

PN CW 01 0613

Page 2 of 3

© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0613

Page 3 of 3

© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Page 1 of 1

EX 80 75 09 02

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU130363-13

Effective: July 01, 2013
12:01 A.M. Standard Time
Insurer: XL specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

EX 80 75 09 02

Page 1 of 1

Bond Number: **ELU130364-13**
Renewal of Number: ELU126193-12

XL Specialty Insurance Company
A Member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured): Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109

ITEM 2. Bond Period: from 12:01 a.m. Standard Time on July 01, 2013 to July 01, 2014

ITEM 3. Aggregate Limit of Liability: $10,000,000 part of $70,000,000

ITEM 4. Single Loss Limit of Liability $10,000,000 part of $70,000,000

ITEM 5. Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (i) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 04-406-40-33
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: Westchester Fire Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 008
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest Reinsurance Company
- (ii) Bond or Policy Number: FL5FD00012-131
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153313B
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, Ltd.
- (ii) Bond or Policy Number: C014840/003
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

FB 70 09 10 10

Page 1 of 3

(F) Excess Bond or Policy:
- (i) Insurer: St. Paul Mercury Insurance Company
- (ii) Bond or Policy Number: 15P29308
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity and Liability Company
- (ii) Bond or Policy Number: SISIXFL21025313
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $15,000,000
  - Aggregate Limit of Liability $10,000,000 part of $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2013
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $15,000,000
  - Aggregate Limit of Liability $5,000,000 part of $15,000,000

(J) Excess Bond or Policy:
- (i) Insurer: London/Lloyd's Syndicates
- (ii) Bond or Policy Number: B080113012P13
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 part of $50,000,000
  - Aggregate Limit of Liability $6,000,000 part of $50,000,000

(K) Excess Bond or Policy:
- (i) Insurer: Freedom Specialty Insurance Company
- (ii) Bond or Policy Number: XMF1300062
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $50,000,000
  - Aggregate Limit of Liability $10,000,000 part of $50,000,000

(L) Excess Bond or Policy:
- (i) Insurer: Twin City Fire Insurance Company
- (ii) Bond or Policy Number: 00 FI 0252157-13
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 part of $50,000,000
  - Aggregate Limit of Liability $10,000,000 part of $50,000,000

(M) Excess Bond or Policy:
- (i) Insurer: Houston Casualty Company
- (ii) Bond or Policy Number: 24-MG-13-A11595
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $8,000,000 part of $50,000,000
  - Aggregate Limit of Liability $8,000,000 part of $50,000,000

DO 70 01 09 99 **Page 2 of 3**

Bond Number: **ELU130364-13**
Renewal of Number: ELU126193-12

XL Specialty Insurance Company
A Member of the XL America Companies

(N) Excess Bond or Policy:
- (i) Insurer: American International Reinsurance Company, Ltd.
- (ii) Bond or Policy Number: 033089946
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 part of $50,000,000
  - Aggregate Limit of Liability $6,000,000 part of $50,000,000

(O) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 81906762
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $50,000,000
  - Aggregate Limit of Liability $5,000,000 part of $50,000,000

(P) Excess Bond or Policy:
- (i) Insurer: Catlin Specialty Insurance Company
- (ii) Bond or Policy Number: XSPQ-92190-0713
- (iii) Bond or Policy Period: July 01, 2013 to July 01, 2014
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 part of $50,000,000
  - Aggregate Limit of Liability $5,000,000 part of $50,000,000

ITEM 6. Premium:

Premium	[redacted]
Taxes, Surcharges or Fees	[redacted]
Total Policy Premium	[redacted]

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
FB 71 04 10 10 EX 80 75 09 02

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE.

FB 70 09 10 10

Page 3 of 3

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-0636
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Bernard R. Horovitz President	Toni Ann Perkins Secretary

LAD 400 XLS 0710

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons*. This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran*. This list can be found on the U.S. Department of the Treasury's web site - http://www.treas.gov/offices/enforcement/lists/

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PN CW 05 1010

Includes copyrighted material of Insurance Services Office, Inc., with its permission.
©2010 X.L. America, Inc. All rights reserved. May not be copied without permission.

PRIVACY POLICY

The XL America, Inc. insurance group ("We" or "Our Group"), respects the privacy of all personal information. Thus, the information We collect from our customers, or potential customers, is treated with the highest degree of privacy.

We have developed a Privacy Policy for Our Group that:
1) ensures the security of your information; and
2) complies with state and federal privacy laws.

The term "personal information" includes all information we obtain about a customer and maintain in our files. All persons with access to personal information are required to follow this policy.

Our Privacy Promise

Your privacy rights are important to us. Analysis of your private information allows us to provide to you excellent service and products. Your trust in us depends upon the security and integrity of our records. Thus, We promise to:

1) Follow strict security standards. This will protect any information you share with us, or that we receive about you.
2) Verify and exchange data regarding your credit and financial status only for the purposes of: underwriting; policy administration; or risk management. We will obtain only reputable references and services.
3) Collect and use the least amount of information necessary to:
   a. advise you and deliver excellent service and products; and
   b. conduct our business.
4) Train our employees to securely handle private information. We will only permit authorized employees to have access to such information.
5) Not disclose data about you or your business to any organization outside Our Group or to third party providers unless:
   a. we disclose to you our intent to do so; or
   b. we are required to do so by law.
6) Not disclose medical information unless:
   a. you give us written consent to do so; or
   b. We disclose for any exception provided in the law.
7) Attempt to keep our records complete and exact.
8) Advise you how and where to access your account (unless prohibited by law).
9) Advise you how to correct errors or make changes to your account.
10) Inspect our procedures to ensure your privacy.

Collection and Sources of Information

We collect only the personal information needed to:
1) determine suitability for a product or service;
2) manage the product or service; and
3) advise customers about our products and services.

The information we collect comes from the following sources:
- **Submission** – In the application, you provide: your name; address; phone number; e-mail address; and other types of private information.
- **Quotes** – We collect information to determine:
  1) your eligibility for an insurance product; and
  2) your coverage cost.

The data we collect will vary with the type of insurance you seek.
- **Transactions** – We maintain records of all transactions with Our Group and our third party providers. Our records include:

1) your coverage choices;
2) premiums; billing; and payment records,
3) claims history; and
4) other data related to your account.

- **Claims –** We maintain records on any claims that are made under your policies. The investigation of a claim involves collection of a broad range of information. It also involves many issues, some of which do not directly involve you. We will share with you facts that we collect about your claim; unless prohibited by law. The process of claim investigation also involves advice; opinions; and comments from many people. These may include attorneys and experts. This will help us determine how best to handle your claim. To protect the legal and privileged aspects of opinions and advice, we will not disclose this information to you.
- **Credit and Financial Reports –** We may receive your credit history. This is to support information you provided during the submission and quote processes. This history will help to underwrite your coverage.

Retention and Correction of Personal Information

We retain personal information only as long as required by law; or as required by our business methods. If we become aware that any information may be incorrect, we will make reasonable effort to correct it.

Storage of Personal Information

Safeguards are in place to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We do not share personal information with a third party outside of Our Group for marketing purposes. This is true unless such sharing is permitted by law. Information may be shared with a third party for necessary servicing of the product. It may also be disclosed for other business reasons as permitted by law.

We do not share personal data outside of Our Group for servicing or joint marketing reasons. We will only disclose such data when a contract containing non-disclosure language has been signed by us and the third party.

Unless a consumer consents, we do not disclose "consumer credit report" type information outside of Our Group. "Consumer credit report type information" means such things as: net worth; credit worthiness; hobbies (piloting, boating, etc.); solvency, etc.

We also do not disclose outside of Our Group personal information for use in marketing. We may share information within Our Group regarding our experience and dealings with the customer.

We may disclose private information about a customer as allowed or otherwise required by law. The law allows us to share a customer's financial data within Our Group for marketing purposes. The law does not allow customers to limit or prevent such disclosures.

We may also disclose personal information about you or your business to:

- your independent agent or broker;
- an independent claim adjuster; investigator; attorney; or expert;
- persons or groups that conduct scientific studies. This includes actuaries and accountants;
- a medical care facility or professional to verify coverage for a covered person;
- an insurance support group;
- another insurer if to prevent fraud;
- another insurer to properly underwrite a risk;
- insurance regulators;
- governmental authorities pursuant to law;
- an authority in response to a valid administrative or judicial order. This includes a warrant or subpoena;
- a party for the following purposes regarding a book of business: sale; transfer; merger; or consolidation. This applies whether the transaction is proposed or complete;

- a professional peer review group. This includes reviewing the service or conduct of medical care facilities or personnel;
- a covered person for providing the status of a transaction; or
- any of the following: a lienholder; mortgagee; assignee; lessor; or other person of record having a legal interest in the policy.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer; unless consent is obtained from that customer. However, such consent shall not be prohibited, limited or sought for certain insurance functions. This includes, but is not limited to:

a. claims administration;
b. fraud prevention;
c. underwriting; policy placement or issuance; loss control or auditing.

Access to Your Information

The following persons will have access to personal information we collect:
employees of Our Group and third party service providers. Information will only be collected as is needed in transactions with you.

Violation of the Privacy Policy

Any person violating this Policy will be subject to discipline. This may include termination.

For questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

PN CW 01 0613 Page 1 of 3

© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING:** Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

PN CW 01 0613 Page 2 of 3
© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0613

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© 2013 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

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EX 80 75 09 02

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU130364-13

Effective: July 01, 2013
12:01 A.M. Standard Time
Insurer: XL specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

EX 80 75 09 02

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